Exhibit 10.75
Final version for signature

7th September 2009
EMPLOYMENT AGREEMENT
BETWEEN
EURONEXT PARIS SA, a company registered with the Paris Trade and Companies Register under number 343 406 732, having its registered head office at Place de la Bourse, 75002 Paris, represented by Jan-Michiel HESŞELS, in his capacity of Chairman of NYSE Euronext and Duncan NIEDERAUER, in his capacity of CEO of NYSE Euronext, duly authorized for the purposes hereof, by a power of attorney signed by Jean-François Théodore, CEO of Euronext Paris, on September 7th, 2009
Hereinafter referred to as “the Company” or “Euronext Paris SA”, which is part of the NYSE Euronext Group of companies (hereafter, “the Group”)
On the first hand,
AND
Mr. Dominique CERUTTI, born on            in            and residing at
Hereinafter referred to as “the Employee”,
On the other hand,
Together hereinafter referred to as “the Parties”,
RECITALS
Whereas the Company desires to employ Mr. Cerutti as provided hereinafter.
Whereas Mr. Cerutti has agreed to accept employment with the Company upon the terms and conditions set forth herein.
NOW THEREFORE, in consideration of the mutual promises herein contained, the parties agree as follows:
39, rue Cambon • 75039 Paris Cedex 01 • France • T +33 (0)1 49 27 10 00 • F +33 (0)1 49 27 14 33
Euronext Paris S.A. • Siège social: Palais de la Bourse 75002 Paris • S.A. au capital de 130 332 568 € • 343 406 732 RCS Paris — NoTVA: FR 86343406732

Article 1 — Term of Agreement
This agreement is entered into for an indefinite period.
The Employee shall begin carrying out his duties as soon as the candidate is available, and no later than December, 15, 2009 (hereafter, the “Effective Date”), subject to the results of medical examination.
For information purposes, it is hereby specified that this agreement shall be governed by the provisions of the Stock Exchange National Collective Bargaining Agreement, as well as the terms and conditions set forth hereinafter.
The Employee declares and guarantees that he will be free from any commitment (non-compete or any other) towards any former employers or third parties upon the hiring date provided in this article, which would prevent the performance of the duties listed hereinafter.
Article 2 — Position and Duties
The Company will employ the Employee in his capacity of Deputy-CEO and Global Head of Technology of NYSE Euronext, status senior executive, level H, according to the provisions of the applicable Collective Bargaining Agreement.
In addition, and as the case may be, he will be appointed, without additional remuneration, President of Euronext Paris after approval of the Board of Euronext Paris and Chairman of the Managing Board of Euronext NV, subject to the approval of the Board of Euronext NV.
In the course of his employment, the Employee will be placed under the supervision and will report to the Chief Executive Officer of NYSE Euronext.
The Employee shall devote his full business time to the performance of the duties hereunder.
The Employee shall comply with the internal rules and any other policies or procedures issued by the Company or the group to which the Company belongs which have been notified to him.
Article 3 — Exclusivity — Loyalty
During the term of this agreement, the Employee:
(i)	shall devote his full attention to the performance of his duties hereunder and;

(ii)	shall not either directly or indirectly become associated or work or become involved in any manner with any company or group of companies that engages in any activity in which the Company or the group to which the Company belongs is involved, unless requested by the CEO of NYSE Euronext;

(iii)	shall not persuade or attempt to persuade a client or supplier to reduce or discontinue his activities with the Company.

Article 4 — Place of work and mobility
Considering his functions and responsibilities, the Employee shall carry out his duties at the Company’s head office located in Paris or in any other place where the Group has offices depending upon the Company’s needs.
Moreover, the Employee undertakes to consent to each occasional travel in relation to his duties, including abroad.
Article 5 — Working Time
Given the management duties entrusted to the Employee, the importance of which involves a great deal of independance in organizing his work schedule, and due to the fact that the Employee has the power to make decisions in a fairly independant manner and that he will receive a remuneration falling within one of the highest salary brackets in the Company, the Employee is a senior executive within the meaning of Article L.3111-2 of the French Labour Code.
Accordingly, the Employee is not subject to any determined working hours. In particular, the Employee is not subject to the provisions of Article L. 3121-10 of the French Labor Code relating to working time (35 hours per week).
Article 6 — Remuneration
Article 6-1 — Base Salary
In consideration of the performance of his duties, the Employee shall receive an all-inclusive annual remuneration of EUR 675,000 gross payable over a twelve-month period at the end of each month, regardless of the time spent by the Employee for the purpose of carrying out his duties.
Article 6-2 — Annual Bonus
In addition to his all-inclusive annual base salary, the Employee is eligible to an annual bonus.
For the year 2009, the bonus will be pro-rated and capped at gross EUR 1,000,000.
For the year 2010, the Employee is eligible to a maximal annual amount of EUR 1,000,000 gross.
For the following years, the amount of the maximal annual bonus will be defined each year by the company.
This bonus shall be paid half in cash and half in the form of restricted stock units (RSU), as soon as the NYSE Euronext accounts have been approved by (i) the auditors and (ii) the Human Resources Compensation Committee of NYSE Euronext.
The provisions relating to restricted stock units are attached to the present employment agreement in Exhibit.

Article 6-3 — Exceptional bonus 2009
Exceptionally for the year 2009 and in order to compensate the loss of bonus that the Employee would have received from his former employer if he had remained employed by his former employer, the Employee will be entitled to an exceptional bonus of gross 390,000 EUR.
This exceptional bonus shall be granted in the form of restricted stock units (“RSU”). The RSU’s will be granted as of the start date as defined in article 1 and will vest in third increments on the first through third anniversary of employment.
Such RSU shall be governed by the rules set forth in the attached Exhibit.
This exceptional bonus 2009 will be paid in addition to the pro-rata annual bonus for 2009.
Article 6-4 — Long Term Incentive Plan
In addition to his annual Base salary, the Employee is eligible for a Long Term Incentive Plan (“LTIP”) award.
For the year 2010, the Employee will be eligible to receive LTIP awards, subject to time based vesting conditions, in amounts ranging from US$1,500,000 to US$1,750,000
At the time of signing this employment agreement, the Company has only implemented LTIP awards subject to time-based vesting conditions. However, the Company may, at any time, implement LTIP subject to performance vesting conditions. After 2010 any LTIP awards to Employee may, in the complete discretion of the NYSE Euronext HR Compensation Committee, be time based or performance based.
Article 6-5 — Company car
The Employee will be provided with a company car pursuant to the internal regulations applicable within the Company.
The Employee shall also benefit from a driver. It is however expressly agreed that the Employee can only use the assistance of his driver in a strictly professional context.
The Employee shall also be entitled to a parking space at the head offices of the Company.
Article 7 — Social Security Benefits
The Employee shall be registered with all the mandatory social security schemes and shall pay the employee’s share of the related contributions.
The Employee shall be registered with the following complementary pension scheme fund based on the applicable collective bargaining agreement: Caisses IPRIS et IRRAPRI de retraite complémentaire obligatoire A.R.R.C.O. et A.G.I.R.C.

Moreover, the Employee will benefit from the welfare scheme applicable in the Company as the case may be.
For information purposes, it is specified that the Company has implemented a welfare scheme and a healthcare scheme (“régime complémentaire de prévoyance et mutuelle de groupe”). For the time being, these schemes are actually covered by the entity APRI PREVOYANCE (I.P.B.-M .F). The Employee shall be affiliated within these schemes as from the Effective Date. APRI PREVOYANCE (I.P.B.-M .F)
Article 8 — Reimbursement of Expenses
The Company shall reimburse any professional expenses incurred by the Employee in connection with the performance of his work within the shortest timeframe, upon presentation of supporting evidence, in accordance with the rules in force within the Company.
Article 9 — Paid Vacation
The Employee shall be entitled to paid vacation as provided by applicable legislation and the provisions of the collective bargaining agreement.
The Employee shall take his vacation on dates to be mutually agreed upon with the Company.
Article 10 — Accident and Illness
In case of an illness or accident temporarily or permanently preventing the Employee from performing all or part of his duties hereunder, the Employee hereby agrees to immediately inform the Company and to provide a medical certificate within 48 hours, otherwise his absence shall be considered as unjustified.
Article 11 — Confidential Information and Company Property
During the course of his employment, the Employee may acquire, receive, develop, create, gain access to or come into contact with trade secrets and confidential information concerning the technology, business, products, activities and finances of the Company and/or other NYSE Euronext Group Companies. The Employee acknowledges that such confidential information includes, without limitation, the following items in whatever form (including oral, visual or electronic):
(a)	any invention, idea, discovery or work developed, discovered or created by the Employee or with his assistance during the course of his employment including in the course of carrying out his duties (whether his normal duties or duties specifically assigned to him) (“Employee Material”), technical or scientific information, details of research projects and plans, results and data from tests or trials, and the skills, experience and qualifications of individuals working for the Company or any NYSE Euronext Group Company;

(b)	commercial information, including the terms of commercial agreements (and the existence of such agreements), the identity of customers, clients, suppliers, agents, distributors, collaborative partners, and buying and selling policies and procedures;

(c)	strategies and financial information, including business plans, board decisions, past and current projects and proposals, unpublished accounts, and shareholder or management information; and

(d)	third-party information, including confidential information relating to any NYSE Euronext Group Company and information received in confidence from a third party, including information provided by collaborative partners, and/or the business of any person having dealings with the Company or any NYSE Euronext Group Company,
(collectively referred to as the “Confidential Information”).
The unauthorised use or disclosure of this Confidential Information may cause harm to the Company or any NYSE Euronext Group Company, its or their employees, clients and other third parties. The Employee therefore agrees that the restrictions set out in this article 11 are reasonable and necessary to protect the legitimate business interests of the Company and any applicable NYSE Euronext Group Company both during and after the termination of his employment.
The Employee must not at any time during his employment or at any time after his employment has terminated (without limit of time) directly or indirectly:
(a) disclose or cause any unauthorised disclosure (whether through failure to exercise due care and diligence or otherwise) of the Confidential Information to any person; nor
(b) use, communicate or copy the Confidential Information other than for the purpose of the Company or any NYSE Euronext Group Company’s business and as directed by the Company.
The Employee shall immediately inform the Company upon becoming aware, or upon suspecting that any person, company or organisation (other than the Company and any applicable NYSE Euronext Group Company) knows or has used any Confidential Information.
The obligations in this article do not apply to information which:
(a)	is used or disclosed in the proper performance of his duties;

(b)	is or comes to be in the public domain (except as a result of the Employee’s breach of his obligations under this article);

(c)	is required to be disclosed by a court or regulatory body (provided that, if circumstances permit, the Employee will inform the Company in advance of such disclosure and apply to the court or regulatory body to have the information treated as confidential by the court or regulatory body).
All notes, memoranda, records, lists of clients, customers and suppliers and employees, correspondence, documents, Employee Material, extracts, analysis, plans, compilations, computer and other discs and tapes, data listings, codes, designs and drawings and other documents and material whatsoever (whether made or created by the Employee or otherwise) which contains, reflects or is derived or generated from any Confidential Information (and any copies of the same):
(a)	shall be and remain the property of the Company or the relevant NYSE Euronext Group Company; and

(b)	shall be handed over by the Employee to the Company or the relevant NYSE Euronext Group Company on demand and in any event on the termination of the employment agreement.

Article 12 — Termination of Employment
12.1. The Company shall have the right to terminate this Agreement at any time, and the Employee will have the right to resign provided, however, that each party gives notice in writing to the other party, except in case of gross or willful misconduct. The duration of the notice period is provided by the applicable bargaining agreement.
The Employee understands and agrees that all inventions, improvements, original works of authorship, formulas, processes, computer programs, databases, concepts and trade secrets and all Company equipment (including but not limited to computer devices, cell phones, fax machine, credit cards, keys and entry badges) and all other documents, databases, and materials in any form produced, developed or received by the Employee in the course of his work for the Company (collectively, the “Company Property”) is the sole and exclusive property of the Company.
When his employment with the Company ends, or whenever requested by the Company, the Employee will deliver to the Company (and will not keep, copy, recreate in whole or in part, or deliver to anyone else) all Company Property of any kind in his possession or control. The Employee also agrees to make a diligent search at that time to locate all Company Property, wherever it may be located or stored, and agrees to provide the Company with a computer-usable copy of all Company Property that may be stored in electronic form on any personal computer system or device he may have used in the course of his work for the Company, and will permanently delete all Company Property from such personal Systems and devices.
12.2. In the event that the Company terminates this employment agreement, for any reason whatsoever, save in case of a dismissal for gross or willful misconduct or in case of an agreed-upon termination (“rupture conventionnelle”), it is agreed that the Employee will receive a specific severance indemnity, including the statutory indemnity or the indemnity resulting from the collective bargaining agreement, the retirement indemnity or any indemnity paid within the framework of a social plan, which amount shall be calculated as follows:
Multiple times the sum of:
(1) the amount of the Base Salary, as defined here above in article 6.1, in effect on the “Termination Date”, i.e. the date of notification of the dismissal letter (1st presentation of the letter) plus
(2) the maximum amount of the Annual Bonus, as defined here above in article 6.2, in effect on the Termination Date.
Multiple shall mean:
(x) until and including the third anniversary of the Effective Date as defined here above in article 1, 1.5 and
(y) after the third anniversary of the Effective Date, 0.5.
Additionally, if such termination is in connection with or in anticipation of a Change in Control, or on or within two (2) years following a Change in Control, the Multiple shall mean 1.5.
Change in Control is defined in the attached exhibit (Omnibus Incentive Plan — article 13.2).
12.3. In the event the Company terminates this employment agreement, for any reason whatsoever, save in the case of a dismissal for gross or wilful misconduct or in case of an agreed-upon termination, the exceptional bonus set forth in Article 6-3 and any equity compensation granted with respect to an annual bonus as set forth in Article 6-2 shall become fully vested as of the Termination Date.

12.4. As regards LTIP that are subject to time-based vesting conditions, in the event the Company terminates this employment agreement, at the termination of the present employment agreement, save in case of a dismissal for gross or willful misconduct or in case of an agreed-upon termination (“rupture conventionnelle”), the Employee shall vest in all restricted stock units, under the Company’s long-term incentive plans that are subject to time-based vesting conditions as if the Employee remained employed through the vesting date immediately following the Termination Date.
12.5. As regards LTIP that are subject to performance vesting conditions, in the event the Company terminates this employment agreement, at the termination of the present employment agreement, save in case of a dismissal for gross or willful misconduct or in case of an agreed-upon termination, the Employee shall vest in a number of restricted stock units, under the Company’s long-term incentive plans that are subject to performance vesting conditions, equal to the product obtained by multiplying:
(A) the number of shares subject to such awards, determined on the basis of the Committee’s determination of the achievement of the applicable performance metrics for such performance period as if the Employee had remained employed until the date such awards would otherwise vest or be settled in the Company, times
(B) a fraction, whose numerator equals the number of days the Employee was employed by the Company during the applicable performance period and whose denominator is the total number of days in the applicable performance period, such vesting and/or settlement to occur at the time such awards vest and/or are settled for active executives generally.
12.6. Upon resignation, unvested LTIP awards will be forfeited. The Employee acknowledges that he has been provided with a copy of all NYSE Euronext relevant plans.
12.7. As an exception to the rules set forth in the Omnibus Incentive Plan, upon resignation,
(i)	if the Employee complies with his non-compete and non-solicitation obligation during the whole duration of the non-soliciting and non-compete covenants as set forth hereafter in article 13, the Employee shall vest bonus (exceptional and annual) RSUs at the expiration of the non-compete and non-soliciting covenants,

(ii)	if the Company releases the Employee from the non-compete and non-solicitation obligation, the Employee shall vest bonus (exceptional and annual) RSUs at the vesting dates as provided by the Omnibus Incentive Plan.
However, if the Employee does not comply, partly or totally, with the provisions of the non-compete and non-soliciting covenant, unvested bonus (exceptional and annual) RSUs awards will be automatically forfeited.
Article 13-Non-Soliciting and Non-Compete Covenants
The scope of this article is limited to the activity of the Company, i.e. stock exchange, MTF or any electronic trading venues, market data activities or any activity competing with the businesses of the Company.
13.1. Non-soliciting
The Employee will not, during one year following termination of his Employment Agreement, either on his own behalf or on behalf of any other person directly or indirectly induce or seek to induce any employee of the Company as well as other companies of the group to which the Company belongs to terminate their employment (whether or not such termination would amount to a breach of that person’s contract of employment with Company) in order to work for him, or for any individual or organization.

13.2. Non-compete
It is recalled that, given the responsibilities entrusted to him, the Employee will have access to confidential information related to the Company as well as other companies of the group to which the Company belongs and their customers, the disclosure of which to competitors could seriously harm the activity of the Company.
For these reasons, in order to protect the Company’s legitimate interests, the Employee will not, for a period of one year after the voluntary or involuntary termination of his Employment Agreement with the Company, directly or indirectly, as an employee, independent worker, corporate officer, agent, shareholder or partner of a company, work for an individual, an organization or a company which is a direct competitor of the Company in stock exchange, MTF, market data activities or any activity competing with the businesses of the Company.
In addition, for a period of one year following termination of his employment, the Employee will not, either on his own behalf or on behalf of any competitor, directly or indirectly solicit or attempt to solicit business in the sector of exchange, MTF or any electronic trading venues, market data activities or any activity competing with the businesses of the Company from (a) any client or (b) prospective client of the Company with whom he has had any personal dealings in the last twelve (12) months of his employment.
For these purposes: (a) “client of the Company” means any individual or organization which has been in the habit of buying goods or services from the Company over the last twelve months of the Employee’s employment, including member firms; and (b) “prospective client” means any individual or organization who, in the last twelve months of the Employee’s employment has been negotiating with the Company with a view to dealing with the Company as a client.
This non-competition obligation is applicable worldwide.
In addition, for a period of one year after the voluntary or involuntary termination of the Employee’s employment with the Company, the Employee will inform any prospective new employer, prior to accepting new employment that the restrictions contained in the present article 13 exist.
13.3. Compensation
As consideration for all the obligations contemplated in this article 13, the Company commits to pay to the Employee, for the duration of the non-compete and non-soliciting, i.e. for a period of one year, a monthly gross compensation of 50% of:
[Amount of the Base Salary, as defined here above in article 6.1, in effect on the Termination Date + Maximum amount of the Annual Bonus, as defined here above in article 6.2, in effect on the Termination Date, i.e. date of notification of dismissal (date of 1st presentation of the letter) or resignation (date of receipt by the Company of the letter)] / 12.
This monthly gross compensation shall be paid every month after termination of employment during which the non-compete and non-soliciting obligation is in force, subject to the effective compliance with the obligations provided for herein. It is agreed by both parties that said compensation will include compensation in lieu of paid vacation that is due to the Employee based on the sums paid pursuant to this article.
In case of non-compliance by the Employee of the present covenants the Company shall be released from its commitment to pay the financial consideration.

In addition, the Employee shall automatically owe, by way of a penalty clause, an indemnity amounting to 6 months’ gross fixed salary based on the salary paid to the Employee as of the date of termination of his Employment Agreement. The payment of this amount shall not exclude the right that the Company reserves to itself to bring legal proceedings against the Employee for compensation for the damages actually sustained by the Company and to have the discontinuation of the competing activity ordered, under penalty of a fine.
In case of resignation or in case of dismissal for gross or wilful misconduct or in case of an agreed-upon termination (“rupture conventionnelle”), the Company has the right to release the Employee from the non-compete and non-soliciting obligation. The Company will do so by letter with acknowledgement of receipt within a 15-day (calendar days) as from the date of notification of dismissal (date of 1st presentation of the letter) or resignation (date of receipt by the Company of the letter).
In case of release of the Employee from the non-compete and non-solicitation obligation, no financial compensation shall be paid to the Employee in this regard.
However, notwithstanding the above, in case of dismissal, except in case of gross or willful misconduct, the Company waives its right to release the Employee from the non compete and non soliciting obligation and will pay him the financial compensation according to the rules set forth in the present article.
Article 14 — Intellectual Property
During the course of his employment the Employee may be expected to seek to invent or otherwise conduct research into improvements to Systems, products and/or processes that may benefit the Company or a NYSE Euronext Group Company.
14.1 Inventions
Any inventions (patentable or not) conceived or developed by the Employee (whether alone or with any other person) (i) in the course of his duties or (ii) in the field of activity of the Company’s or of any NYSE Euronext Group Company or (iii) thanks to any kind of means belonging to the Company or to any NYSE Euronext Group Company (hereinafter the “Inventions”) shall be the exclusive property of the Company subject to payment by the Company of a fair price.
14.2 Creations
All other creations either protected by intellectual property rights or not (including but not limited to copyrights, data, databases, studies and researches, programs, computer programs, plans, designs, drawings, guides and manuals, correspondence, documents, product names, trademarks, methods, formulas, processes relating to the activities, and other items (including any improvements or modifications made by the Employee to existing items)) made by the Employee within the framework of his employment agreement (hereinafter the “Creations”) shall be assigned, free of rights and royalty free, to the Company. In particular, all intellectual property rights in or relating to any of these Creations shall be automatically assigned to the Company as and when they are created. Those intellectual property rights are granted to the Company for all purposes, for the entire world and for the duration of such rights.
This assignment of ownership includes, without limitation:
a)	The exclusive right to reproduce, duplicate, print or record all or part of the Creations, on any media, including, but not limited to, paper, film, magnetic tape, IT or digital media or any other media known now or in the future, in any format;

b)	The exclusive right to make any version, in any language, of all or part of the Creations and, more generally, the right to translate, arrange, modify, adapt and transform all of part of the Creations in written, oral, telematic, digital or other format, for any type of use or purpose;

c)	The exclusive right to use and exploit all of part of the Creations in their original version or in such other version as previously defined, by any means;

d)	The exclusive right to publish, release, broadcast, re-publish, sell, license or transfer the rights to use, rent or loan copies of the Creations in their original version or in such other version as previously defined, with or without a consideration;

e)	The right to integrate all or part of the Creations, with or without modifications or interfaces.
14.3 Other obligations
The Employee agrees that during or following termination of his employment, he:
(a)	will keep the Company fully informed at all times of all and any Inventions and Creations made or prepared by him (whether alone or with any other person) from time to time and provide the Company with all assistance required by the Company from time to time to apply for and maintain effective patent or other protection in relation to them;

(b)	will deliver up to the Company all documents regarding Inventions or Creations immediately upon the termination or expiry of his employment agreement or at any earlier time on demand of the Company and he shall not, without the prior written consent of the Company, retain any of them, or any copy or record of any of them;

(c)	will not attempt to register any Invention unless requested to do so by the Company;

(d)	hereby waives all his moral rights (present and future) which arise by operation of law in or to any Inventions or Creations); and

(e)	will not for any purpose use any such Inventions or Creations in any way other than as directed by or in the direct interest of the Company unless he obtains proper written permission from the Company.
The Employee warrants the Company that neither his Inventions nor Creations infringe the rights of third parties and agrees to hold the Company harmless against any claim or action which may be made by a third party regarding the Inventions or Creations. The Employee agrees to indemnify the Company of any and all damages (including lawyer’s fees) that may arise from such claims or actions.
The invalidity, unenforceability or illegality of any part of this article 14 under the laws of any jurisdiction shall not affect the validity, enforceability or legality of the other provisions in this contract. If in the event that this article 14 is found to be invalid, unenforceable or illegal but would be valid, enforceable and legal if some part of it were deleted, this article 14 shall apply with whatever modification as is necessary to give effect to the commercial intention of the parties.

Article 15 — Governing law
This agreement shall be governed by and construed in accordance with the laws of France.
This agreement will be drafted both in French and in English. The French version will be signed after the signature of the English version. However, in case of discrepancy, the French version shall prevail.
IN WITNESS WHEREOF, the parties have executed this agreement,
Paris, on 14 September 2009

/s/ Duncan L. Niederauer	By:	/s/ Dominique Cerutti

Duncan L. Niederauer Euronext Paris SA		Dominique Cerutti The Employee

/s/ Jan-Michiel Hessels

Jan-Michiel Hessels Euronext Paris SA